Border Management, Inc.
968 240 th Street, Langley, B.C., V2Z 2Y3

August 29, 2008

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. Wilson K. Lee, Staff Accountant

Re:  Border Management, Inc.
     Form 10-KSB for the Year Ended December 31, 2007
     Form 10-QSB for the Period Ended March 31, 2008
     File NOs. 333-139129

Dear Mr. Lee

In response to your letter of July 21, 2008 we provide this letter that keys our responses to your comments.

1.Internal Control Over Financial Reporting

Our management did perform its assessment of internal control over its financial reporting as of December 31, 2007, however it failed to state this in its report.

Our management's failure to state this in its report on internal control over financial reporting did impact its conclusions regarding the effectiveness of our disclosure controls and procedures as of the end the fiscal year covered by the report. We have reassessed our report and deemed our disclosure controls and procedures ineffective at the time of the report. We will submit an abbreviated amended annual report to include a revised Item 8A for the period revising our disclosure as appropriate.

We will also revise our Principal Executive Officer and Principal Financial Officer certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b0 of Item 601(b)(31) of Regulation S-B.

2.Form Type

We have reviewed our filing requirements and our most recently filed quarterly report for the period ending March 31, 2008 contains all required material information. We will file our next quarterly report on Form 10-Q.

In connection with this response, we also acknowledge that:

Our company is responsible for the adequacy and accuracy of the disclosure in the filing.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filing, and

Our company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

We trust this is the information you require and thank you for your assistance in this matter.




Yours Truly,

/s/ Evan Williams
-----------------------
Evan Williams, Director
President and Chairman of the Board
Principal Executive Officer